Thomas A. Klee

Attorney At Law

55 Bath Crescent Lane

Bloomfield, CT 06002-2156

(860) 256-7160

TAKleeLaw@aol.com

VIA EDGAR

March 22, 2013

Daniel F. Duchovny

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-3628

Re:	Reeves Telecom Limited Partnership

Schedule 13E-3

File Number 005-32580

Filed February 19, 2013

Preliminary Proxy Statement on Schedule 14A

File Number 000-9305

Filed February 19, 2013

Dear Mr. Duchovny:

This is in response to your letter dated March 8, 2013 in reference to the above Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A filed by Reeves Telecom Limited Partnership (the “Partnership”). Each of your comments is repeated below followed by the response of the Partnership.

Schedule 13E-3

1.	We believe that Grace Property Management, Inc. and John S. Grace should be added as filing persons on the Schedule 13E-3, as these affiliates appear to be engaged in the going private transaction. Alternatively, please provide us your detailed legal analysis explaining why these persons should not be individually included as filing persons on the Schedule 13E-3. For additional guidance, please refer to Rules 13e-3(a)(1) and (3) of the Exchange Act, as well as Question 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions available on our website.

RESPONSE: Grace Property Management, Inc. and John S. Grace have been added as filing persons on the Schedule 13E-3.

2.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In addition, be sure that each new filer signs the Schedule 13E-3.

RESPONSE: We have complied with this comment as applicable. In most cases, the filing already referred to the General Partner, i.e., Grace Property Management, Inc. Where applicable, we have added references to John S. Grace concerning the fairness of the transaction.

3.	General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are a general or a limited partnership. Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including those added in response to the preceding comments.

RESPONSE: Pursuant to Instruction C to Schedule 13E-3, information concerning Peter Metz, the sole director and officer of Grace Property Management, Inc., was already provided in Item 3(c) of Schedule 13E-3. Similar information has been added regarding John S. Grace. Disclosure concerning the ownership of Units by Mr. Grace in response to Item 11 was previously provided under “Security Ownership of Certain Beneficial Owners and Management.” Similarly, we believe the responses to Items 5, 6 and 10 already provide adequate disclosure, including regarding Mr. Grace.

Item 6. Purpose of the Transaction

4.	Please ensure that the disclosure included under subparagraph (a) is included in the proxy statement delivered to security holders.

RESPONSE: As we discussed on March 12, 2013, this is a reference to Item 1006(b) of Regulation M-A, “Use of Securities Acquired.” A statement has been added under “Additional Factors to be Considered - Exchange of Certificates; Old Units Not Exchanged for New Units; Escheat” that the Units for which payment is made will be retired.

Schedule 14A

General

5.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

RESPONSE: The first page of the proxy statement, the form of proxy and the letter to Holders have each been identified as preliminary proxy material.

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Summary Term Sheet

6.	We note your reference to Lieberman having used financial prospects and projections of the partnership in preparing its analysis and opinion. Please disclose all projections provided to Lieberman.

RESPONSE: The General Partner provided Lieberman LLP with certain information requested by Lieberman LLP for the purpose of calculating the value of a unit in the “Liquidation Approach-Present Value of Distributable Cash” method described beginning on page A-8 of the Presentation at Appendix A to the proxy statement. This information consisted of public information contained in the financial statements of the Partnership, augmented by non-public cash flow projections under various scenarios. A detailed description is provided on page A-10 of the various factors considered by Lieberman LLP in determining a value per based on such projections, among other factors, particularly under “Cash Outflows,” and the table on page A-10 presents the calculations based on such information. The Partnership believes that this is adequate disclosure concerning the non-public projections provided to Lieberman LLP. The General Partner did not itself calculate a value for the units, but adopted the Presentation and Opinion of Lieberman LLP.

7.	We also note that Lieberman used a report prepared by Ingram and Company. Please file the report as an exhibit to the Schedule 13E-3 and provide all of the disclosure required by Item 1015 of Regulation M-A.

RESPONSE: The report of Ingram and Company, Inc. was previously filed as an exhibit to the Partnership’s Form 10-K for the year 2012. It is referenced in Item 9 of the Schedule 13E-3, has been incorporated into the Schedule 13E-3 as Exhibit 3 and disclosure concerning it in response to Item 1015 has been added under “Special Factors – Fairness.”

8.	We also note that Lieberman considered "other studies and analyses and such other information, as it deemed necessary or appropriate." Please describe all studies, analyses and information considered by Lieberman in preparing its analyses and opinion.

RESPONSE: In addition to the report of Ingram and Company, Inc. referenced above, the Presentation of Lieberman LLP references “Partnership Profiles, Inc.” on page A-6, “Yahoo Finance” on page A-7, “2012 Factset published by Mergerstat Review” on page A-7, and “2012 Rate of Return Study of Publicly-Held Real Estate Limited Partnerships and Real Estate Investment Trusts prepared by Partnership Profiles, Inc.” on page A-10. Lieberman LLP considered an anticipated sewer assessment against the commercial property owned by the Partnership using information from the website of Brunswick County, NC (see page A-7) and an analysis prepared by the Partnership’s property manager in North Carolina of the potential amount of the assessment on the Partnership’s property based on an allocation method discussed in a public meeting of the City of Boiling Spring Lakes, NC. In addition to the matters discussed under number 6 above, Lieberman LLP reviewed other non-public internal data and documents of the Partnership as part of its due diligence process. Finally, Lieberman LLP reviewed relevant South Carolina statutes and case law. The Partnership believes that the Presentation at Appendix A, which has been adopted by the General Partner and John Grace, provides adequate disclosure concerning the sources utilized by Lieberman LLP in reaching its conclusions in the Presentation as a basis for its Opinion.

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Special Factors, page 9

9.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to include this information in the "Special Factors" section in the beginning of the document. In this respect, please relocate the section "Proposal 1."

RESPONSE: The “Special Factors” section has been moved immediately after the “Summary Term Sheet” section and before “Proposal 1.”

10.	The process of developing the going private transaction, including any material proposals and counter-proposals that were made should be described to provide the unaffiliated parties with an understanding of the transactional background of the merger. See Item 5 of Schedule 13E-3 and Item 1005(c) of Regulation M-A in particular. Please revise your disclosure to describe the events that led to the decision by the general partner to proceed with the transaction, including, for example, any meetings held by the general partner with limited partners, the parties in attendance at those meetings, the selection of the financial advisor, any presentations received from the financial advisor, and the setting of the consideration. You should also address the following: When did the general partner consider the advantages and disadvantages of continuing the operations of the partnership in its current structure? Who determined the price to be paid to cashed out security holders and on what basis?

RESPONSE: The President of the General Partner and John Grace have discussed the operations of the Partnership, but have never discussed a merger, consolidation, acquisition, tender offer or any other matter with any third party. As disclosed under “Special Factors - Alternatives,” a sale of the Partnership’s asset has been discussed by the President of the General Partner and John Grace and the property has been listed with a broker, but there has been no discussion of a sale to the General Partner or John Grace. Therefore, we believe most of the type of disclosure called for by Item 1005(c) is not relevant and the disclosure made is an adequate response to this Item. See also the response to comment 11 with respect to the timing of the Reverse Unit Split Proposal and the response to comment 12 with respect to the retention of Lieberman LLP.

11.	It appears that the factors cited by the general partner in support for the timing of this merger have been present for some time. Thus, please discuss why the general partner chose to engage in a going private transaction at this time as opposed to any other time in the company's public company history. Refer to Item 1013(c) of Regulation M-A.

RESPONSE: The first paragraph under “Special Factors - Purpose of Reverse Unit Split” in the proxy statement has been added in response to this comment.

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12.	Please provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to the report and fairness opinion of Lieberman.

RESPONSE: The information called for by Item 1015(b)(6) is disclosed under “Summary Term Sheet - Fairness,” “Special Factors - Fairness” and in the Presentation, which is included in its entirety at Appendix A. As previously disclosed in “Summary Term Sheet – Faurness Opinion,” “[t]he General Partner engaged an independent appraiser, Lieberman LLP, to render an opinion as to the fairness from a financial point of view of the price to be paid for such Old Units.” Further, in the third paragraph under “Special Factors - Fairness,” it is disclosed that “[t]he General Partner engaged Lieberman LLP to make an independent evaluation of the price to be paid for Old Units not exchanged for New Units.” A statement has been added in “Special Factors - Fairness” that no limitations were placed on the scope of the work of Lieberman LLP and that paragraph has been further revised in response to this comment. Together, we believe that these disclosures comply with Item 1015(b)(6) of Regulation M-A.

Purpose of the Reverse Unit Split, page 10

13.	We note your disclosure that the current expenses of complying with the Exchange Act are $100,000. It does not appear that such amount includes the referenced cost of "managing a large number of accounts." Please revise.

RESPONSE: We have clarified that the $100,000 of expenses refers both to complying with the Exchange Act and managing the large number of accounts of Holders of a small number of Units under “Special Factors - Purpose of Reverse Unit Split.”

Effects of the Merger, page 11

14.            Please provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

RESPONSE: Instruction 3 to Item 1013 of Regulation M-A calls for disclosure of “the effect of the [reverse unit split] on the affiliate’s interest in the net book value and earnings of the [Partnership] in terms of both dollar amounts and percentages.” As disclosed under “Special Factors - Interest of General Partner and its Affiliate,” “upon the effectiveness of the Reverse Unit Split, the economic interest in the Partnership of the General Partner and its affiliate John S. Grace will increase from 11.5% to 11.8%....” In light of the immateriality of this change, we believe no further disclosure is necessary.

Fairness, page 13

15.	Please revise here and throughout the filing to more clearly and consistently articulate whether the general partner (and each other filing person) has determined that the going private transaction is substantively and procedurally fair to unaffiliated security holders and provide the disclosure required by Item 1014 of Regulation M-A. Note also that the staff, as stated in the Current Issues Outline publicly available on our website, views officers and directors of the issuer as affiliates of that issuer. Also, please revise to specifically state that the determination addresses both substantial and procedural fairness. Finally, ensure that your disclosure addresses fairness to unaffiliated holders who will be cashed out and to those who will retain ownership in your company.

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RESPONSE: Disclosure in response to this comment has been revised where applicable. The issuer, which is the Partnership, has no officers and directors, but its affairs are managed by the General Partner. The relevant statements are clarified to refer to both the General Partner and John Grace and to both substantive and procedural fairness. See, for example, the lat paragraph under “Special Factors – Recommendation of General Partner and its Affiliate.”

16.	We note that you retained Lieberman and appear to have considered the advisor's opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the general partner (and any other filing person added in response to our comments above) adopted the advisor's analysis and opinion.

RESPONSE: The General Partner and John Grace have adopted Lieberman LLP’s analysis and opinion and the disclosure has been revised to reflect this. See “Summary Term Sheet - Fairness Opinion” and “Special Factors - Fairness.”

Alternatives, page 14

17.	Please disclose whether a tender offer was the only alternative considered by each filing person.

RESPONSE: A tender offer was the primary alternative considered by the General Partner and John Grace, as described under “Special Factors - Alternatives.” A cash-out merger was also briefly considered but immediately dismissed, so it was not previously discussed. However, in response to your comment, a discussion of the reasons for this conclusion has been added to “Special Factors - Alternatives,” even though it did not receive detailed consideration by the General Partner and John Grace.

Conclusion

The acknowledgements of the filing persons are provided on the attachment.

Please feel free to contact me at your earliest convenience with any additional comments or your concurrence with our responses above.

Sincerely yours,

/s/ Thomas A. Klee

     Thomas A. Klee

Attachment

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Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-0303

Re: Reeves Telecom Limited Partnership

Schedule 13E-3

File Number 005-32580

Filed February 19, 2013

Preliminary Proxy Statement on Schedule 14A

File Number 000-9305

Filed February 19, 2013

In connection with the above filings and any amendments thereto, each of the filing persons acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

REEVES TELECOM LIMITED PARTNERSHIP

By:	Grace Property Management, Inc.
Its:	General Partner

By:	/s/ Peter Metz
Peter Metz
Its:	President

GRACE PROPERTY MANAGEMENT, INC.

By:	/s/ Peter Metz
Peter Metz
Its:	President

/s/ JOHN S. GRACE
John S. Grace

Dated: March 22, 2013

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